Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 16, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz

Re:	CPG Vintage Access Fund II, LLC (File No. 811-23354)

Dear Mr. Bartz:

On behalf of CPG Vintage Access Fund II, LLC (the "Fund"), set forth below is a summary of a comment from the staff (the "Staff") of the Securities and Exchange Commission on Amendment No. 2 to the Fund's Registration Statement on Form N-2 (the "Amendment"), provided telephonically to the undersigned on October 12, 2018, and the Fund's response thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

Comment 1.      You advised us, in your letter dated September 26, 2018, that the Fund will satisfy capital calls from Investment Funds using: (i) distributions then in hand from certain Investment Funds or forecast to be received based on advice from the Investment Funds; (ii) borrowings pursuant to a line of credit agreement in place before that time; or (iii) cash then in hand from dispositions of Investment Funds. Please supplementally provide information about how the Fund "forecasts" distributions to be received from Investment Funds.

Response 1.      The Fund estimates (or forecasts) distributions to be received from Investment Funds based on an Investment Fund's announcement (publicly or to its limited partners including the Fund) of a recapitalization, realization or exit which will give rise to a distribution to the Fund. For private debt or credit Investment Funds, the Investment Fund's yield, based on its underlying assets, provides information about cash distributions that the Fund may receive.

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Should you have any questions or comments, please feel free to contact me at 212.969.3381 (lgoldstein@proskauer.com) or Brad A. Green of this office at 212.969.3359 (bgreen@proskauer.com).

Very truly yours,

/s/ Lisa Goldstein

Lisa Goldstein

cc:  Stuart H. Coleman

Brad A. Green

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